

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

Via E-mail
John M. Fields, Jr.
Executive Vice President and Chief Financial Officer
Oritani Financial Corp.
370 Pascack Road
Township of Washington, NJ 07676

> **Re:** **Oritani Financial Corp.**
> **Form 10-K for the Year Ended June 30, 2012**
> **Filed September 12, 2012**
> **Form 8-K for the Period Ended November 14, 2012**
> **Filed November 14, 2012**
> **File No. 001-34786**

Dear Mr. Fields:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions or changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Year Ended June 30, 2012

Part III

1. Certain information that is required to be included in Part III is not contained in the information that was incorporated from your definitive proxy statement on Schedule 14A. For example, the information provided in response to Item 403 and Item 405 of Regulation S-K is not located in Proposal I. Please confirm that you will include correct cross references in future filings.

Proposal I – Election of Directors

Transactions with Certain Related Persons, incorporated from page 15 of definitive proxy statement on Schedule 14A

2. We note your disclosure that applicable regulations permit executive officers and directors to receive the same terms through loan programs that are widely available to other employees. If the terms available to employees are different than the terms available to persons not related to Oritani, including the interest rates charged, please provide the information required by Item 404(a) of Regulation S-K for each loan to any director or executive officer.

Current Report on Form 8-K for the Period Ended November 14, 2012

3. We note that prior to the annual meeting, the Board became aware that Robert S. Hekemian, Jr., a director nominated for re-election, may not be considered an independent director under the applicable standards. It does not appear that your definitive proxy materials were revised to reflect this information. Please tell us whether you believe that investors had sufficient notice of the change in your disclosure about Mr. Hekemian. Please also explain the reason for the Board's conclusion that Mr. Hekemian may not be independent, including any facts not disclosed in your Director Independence disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John M. Fields, Jr.
Oritani Financial Corp.
February 1, 2013
Page 3

       Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any questions.

                                    Sincerely,

                                    /s/ Christian Windsor

                                    Christian Windsor
                                    Special Counsel